SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No. 3)

Parke Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

700885106
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700885106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
846,732 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
846,732 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
846,732 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Reflects, as of December 31, 2017, record ownership by EJF Financial Services Fund, LP of 165,000 shares of common stock, $0.10 par value per share ("Common Stock") as well as 5,997 shares of 6.00% noncumulative perpetual convertible preferred stock, Series B ("Preferred Stock") that are convertible, at any time at its election, into 681,732 shares of Common Stock.  See Item 4.

(2)
As a result of the acquisition of shares of Common Stock by EJF Financial Services Fund, LP on October 28, 2016, it became the record owner of 150,000 shares of Common Stock. On such date it was also the record owner of 5,997 shares of Preferred Stock that were convertible at any time at its election. On October 28, 2016, the Reporting Persons believed that such 5,997 shares of Preferred Stock were convertible into 563,415 shares of Common Stock, which would have resulted in their having beneficial ownership, as determined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 9.6% of the outstanding shares of Common Stock.  As a result, the Reporting Persons did not amend their Schedule 13G promptly after October 28, 2016 and the amendment to their Schedule 13G filed on February 14, 2017 disclosed that they were the beneficial owners of 9.6% of the outstanding shares of Common Stock.  However, as a result of a stock dividend announced by the Issuer on April 19, 2016, the conversion ratio of one share of Preferred Stock had been adjusted, which the Issuer subsequently announced in its Form 10-K filed with the SEC on March 17, 2017, and, as a result, such 5,997 shares of Preferred Stock were convertible on October 28, 2016 into 619,757 shares of Common Stock, resulting in the Reporting Persons having beneficial ownership, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 10.3% of the outstanding shares of Common Stock on each of October 28, 2016 and December 31, 2016. Although the Reporting Persons have not engaged in any transactions in the shares of Common Stock or Preferred Stock since October 28, 2016, they have ceased to beneficially own more than 10% of the outstanding shares of Common Stock as a result of an increase in the number of outstanding shares of Common Stock.        .

CUSIP No. 700885106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
846,732 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
846,732 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
846,732 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects, as of December 31, 2017, record ownership by EJF Financial Services Fund, LP of 165,000 shares of Common Stock as well as 5,997 shares of Preferred Stock that are convertible, at any time at its election, into 681,732 shares of Common Stock.  See Item 4.

(2)
As a result of the acquisition of shares of Common Stock by EJF Financial Services Fund, LP on October 28, 2016, it became the record owner of 150,000 shares of Common Stock. On such date it was also the record owner of 5,997 shares of Preferred Stock that were convertible at any time at its election. On October 28, 2016, the Reporting Persons believed that such 5,997 shares of Preferred Stock were convertible into 563,415 shares of Common Stock, which would have resulted in their having beneficial ownership, as determined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 9.6% of the outstanding shares of Common Stock.  As a result, the Reporting Persons did not amend their Schedule 13G promptly after October 28, 2016 and the amendment to their Schedule 13G filed on February 14, 2017 disclosed that they were the beneficial owners of 9.6% of the outstanding shares of Common Stock.  However, as a result of a stock dividend announced by the Issuer on April 19, 2016, the conversion ratio of one share of Preferred Stock had been adjusted, which the Issuer subsequently announced in its Form 10-K filed with the SEC on March 17, 2017, and, as a result, such 5,997 shares of Preferred Stock were convertible on October 28, 2016 into 619,757 shares of Common Stock, resulting in the Reporting Persons having beneficial ownership, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 10.3% of the outstanding shares of Common Stock on each of October 28, 2016 and December 31, 2016.  Although the Reporting Persons have not engaged in any transactions in the shares of Common Stock or Preferred Stock since October 28, 2016, they have ceased to beneficially own more than 10% of the outstanding shares of Common Stock as a result of an increase in the number of outstanding shares of Common Stock.

CUSIP No. 700885106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
846,732 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
846,732 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
846,732 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Reflects, as of December 31, 2017, record ownership by EJF Financial Services Fund, LP of 165,000 shares of Common Stock as well as 5,997 shares of Preferred Stock that are convertible, at any time at its election, into 681,732 shares of Common Stock.  See Item 4.

(2)
As a result of the acquisition of shares of Common Stock by EJF Financial Services Fund, LP on October 28, 2016, it became the record owner of 150,000 shares of Common Stock. On such date it was also the record owner of 5,997 shares of Preferred Stock that were convertible at any time at its election. On October 28, 2016, the Reporting Persons believed that such 5,997 shares of Preferred Stock were convertible into 563,415 shares of Common Stock, which would have resulted in their having beneficial ownership, as determined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 9.6% of the outstanding shares of Common Stock.  As a result, the Reporting Persons did not amend their Schedule 13G promptly after October 28, 2016 and the amendment to their Schedule 13G filed on February 14, 2017 disclosed that they were the beneficial owners of 9.6% of the outstanding shares of Common Stock.  However, as a result of a stock dividend announced by the Issuer on April 19, 2016, the conversion ratio of one share of Preferred Stock had been adjusted, which the Issuer subsequently announced in its Form 10-K filed with the SEC on March 17, 2017, and, as a result, such 5,997 shares of Preferred Stock were convertible on October 28, 2016 into 619,757 shares of Common Stock, resulting in the Reporting Persons having beneficial ownership, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 10.3% of the outstanding shares of Common Stock on each of October 28, 2016 and December 31, 2016.  Although the Reporting Persons have not engaged in any transactions in the shares of Common Stock or Preferred Stock since October 28, 2016, they have ceased to beneficially own more than 10% of the outstanding shares of Common Stock as a result of an increase in the number of outstanding shares of Common Stock.

CUSIP No. 700885106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
846,732 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
846,732 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
846,732 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects, as of December 31, 2017, record ownership by EJF Financial Services Fund, LP of 165,000 shares of Common Stock as well as 5,997 shares of Preferred Stock that are convertible, at any time at its election, into 681,732 shares of Common Stock.  See Item 4.

(2)
As a result of the acquisition of shares of Common Stock by EJF Financial Services Fund, LP on October 28, 2016, it became the record owner of 150,000 shares of Common Stock. On such date it was also the record owner of 5,997 shares of Preferred Stock that were convertible at any time at its election. On October 28, 2016, the Reporting Persons believed that such 5,997 shares of Preferred Stock were convertible into 563,415 shares of Common Stock, which would have resulted in their having beneficial ownership, as determined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 9.6% of the outstanding shares of Common Stock.  As a result, the Reporting Persons did not amend their Schedule 13G promptly after October 28, 2016 and the amendment to their Schedule 13G filed on February 14, 2017 disclosed that they were the beneficial owners of 9.6% of the outstanding shares of Common Stock.  However, as a result of a stock dividend announced by the Issuer on April 19, 2016, the conversion ratio of one share of Preferred Stock had been adjusted, which the Issuer subsequently announced in its Form 10-K filed with the SEC on March 17, 2017, and, as a result, such 5,997 shares of Preferred Stock were convertible on October 28, 2016 into 619,757 shares of Common Stock, resulting in the Reporting Persons having beneficial ownership, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 10.3% of the outstanding shares of Common Stock on each of October 28, 2016 and December 31, 2016. Although the Reporting Persons have not engaged in any transactions in the shares of Common Stock or Preferred Stock since October 28, 2016, they have ceased to beneficially own more than 10% of the outstanding shares of Common Stock as a result of an increase in the number of outstanding shares of Common Stock.

Item 1. (a)     Name of Issuer

Parke Bancorp, Inc.

Item 1. (b)     Address of Issuer’s Principal Executive Offices

601 Delsea Drive
Washington Township, New Jersey 08080

Item 2. (a)     Name of Person Filing

This Amendment No. 3 to the Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Financial Services Fund, LP (the “Financial Services Fund”); and
(iv)	EJF Financial Services GP, LLC.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 3 to the Schedule 13G is being filed on behalf of each of them.

Item 2. (b)     Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)     Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)     Title of Class of Securities

Common Stock, $0.10 par value (“Common Stock”)

Item 2. (e)     CUSIP Number

700885106

Item 3.          If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.          Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

As of December 31, 2017, EJF Financial Services Fund, LP was the record owner of 165,000 shares of Common Stock (the “Common Shares”), and 5,997 shares of 6.00% noncumulative perpetual convertible preferred stock, Series B (“Preferred Stock”) that are convertible, at any time at its election, into 681,733 shares of Common Stock (the “Preferred Stock Shares”).

EJF Financial Services GP, LLC is the general partner of EJF Financial Services Fund, LP and an investment manager of certain affiliates thereof, and may be deemed to share beneficial ownership of the Common Shares and Preferred Stock Shares over which EJF Financial Services Fund, LP is the record owner.

EJF Capital LLC is the sole member of EJF Financial Services GP, LLC, and may be deemed to share beneficial ownership of the Common Shares and Preferred Stock Shares over which EJF Financial Services GP, LLC may share beneficial ownership.  Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the Common Shares and Preferred Stock Shares over which EJF Capital LLC may share beneficial ownership.

Item 5.          Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.          Identification and Classification of Members of the Group

No Applicable.

Item 9.          Notice of Dissolution of Group

Not Applicable.

Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL SERVICES FUND, LP

By:	EJF FINANCIAL SERVICES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC

By:	EJF CAPITAL LLC
Its	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Financial Services Fund, LP, a Delaware limited partnership and EJF Financial Services GP, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 3 to the Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 14, 2018

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL SERVICES FUND, LP

By:	EJF FINANCIAL SERVICES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC

By:	EJF CAPITAL LLC
Its	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer